                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3)1

                               Global Sources Ltd.
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                                (Name of Issuer)

                     COMMON SHARES, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   G39300 10 1
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /   Rule 13d-1(b)

    /x/   Rule 13d-1(c)

    / /   Rule 13d-1(d)

--------
1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. G39300 10 1                      13G           Page 2 of 6 Pages
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================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                             Harrington Trust Limited
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                         (b) / /
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     3        SEC USE ONLY
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     4        CITIZENSHIP OR PLACE OR ORGANIZATION

              Bermuda
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 NUMBER OF         5      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,961,582 shares
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   6      SHARED VOTING POWER

                                0 shares
              ------------------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER

                                1,961,582 shares
              ------------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              1,961,582 shares.
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES                                              / /
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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     7.5%
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON

                     00
================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. G39300 10 1                      13G           Page 3 of 6 Pages
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Item 1.  Name of Issuer:

                 (a) Global Sources Ltd.

                 (b) Address of Issuer's Registered Offices:

                 Argyle House
                 41A Cedar Avenue
                 Hamilton  HM  12
                 Bermuda

Item 2.  Name of Person Filing:

                 (a)  Name of  Person  Filing:  Harrington  Trust  Limited  (the
                      "Reporting Person")

                 (b)  Address  of  Principal   Business  Office,   or  if  none,
                      Residence:

                      Argyle House
                      41A Cedar Avenue
                      Hamilton  HM  12
                      Bermuda

                 (c)  Place of Organization: Bermuda

                 (d)  Title of Class of Securities: Common Shares

                 (e)  CUSIP Number: G39300 10 1

Item 3.  If this Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), Check Whether the Person Filing is a:

                 /X/  Not Applicable

            (a)  / /  Broker or dealer registered under Section 15 of the
                      Exchange Act.

            (b)  / /  Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)  / /  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

            (d)  / /  Investment company registered under Section 8 of the
                      Investment Company Act.

            (e)  / /  An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E).

            (f)  / /  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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CUSIP No. G39300 10 1                      13G           Page 4 of 6 Pages
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            (g)  / /  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)  / /  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

            (i)  / /  A church plan that is excluded  from the  definition of an
                      investment   company   under   Section   3(c)(14)  of  the
                      Investment Company Act.

            (j)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

            (a)       Amount beneficially owned:

                      1,961,582 Common Shares

            (b)       Percent of class:

                      7.5% (based on 26,313,949 Common Shares  outstanding as of
                      December  31, 2004,  as reported in the Issuer's  Form 6-K filed  with the  Securities  and  Exchange  Commission  on
                      February 19, 2004).

            (c)       Number of shares as to which such person has:

            (i)       Sole power to vote or to direct the vote:

                      1,961,582 Common Shares

           (ii)       Shared power to vote or to direct the vote:

                      0 Common Shares

          (iii)       Sole power to dispose or to direct the disposition of:

                      1,961,582 Common Shares

           (iv)       Shared power to dispose or to direct the disposition of:

                      0 Common Shares

Item 5.  Ownership of Five Percent or Less of a Class.

          If this  statement  is being  filed to report  the fact that as of the date hereof the Reporting  Person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ ].

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CUSIP No. G39300 10 1                      13G           Page 5 of 6 Pages
------------------------------                        --------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The  Reporting  Person,  a company  organized  pursuant  to the laws of
         Bermuda,   is  the  trustee  of  The  Global  Sources  Employee  Equity
         Compensation Trust (the "Trust").  The Reporting Person administers the monies and other  assets of the  Trust.  By virtue of its  position  as trustee of the Trust,  the  Reporting  Person has the power to vote and dispose of the Issuer's Common Shares owned by the Trust.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security  Being  Reported on by the Parent  Holding  Company or Control
         Person.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certifications.

         By  signing  below I  certify  that,  to the best of my  knowledge  and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. G39300 10 1                      13G           Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated:   August 5, 2004                  HARRINGTON TRUST LIMITED

                                         By: /s/ John C. Harper
                                            ------------------------------------
                                            Name:   John C. Harper
                                            Title:  Managing Director